SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6049

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:  Target Corporation 401(k) Plan.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TARGET CORPORATION

1000 Nicollet Mall

Minneapolis, Minnesota 55403

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

Target Corporation 401(k) Plan

Years Ended December 31, 2006 and 2005

With Report of Independent Registered Public Accounting Firm

Target Corporation 401(k) Plan

Audited Financial Statements and Schedules

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants

Target Corporation

We have audited the accompanying statements of net assets available for benefits of the Target Corporation 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These

supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Minneapolis, Minnesota	/s/ Ernst & Young

June 22, 2007

Target Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2006	2005
Assets
Investments	$4,859,089	$4,678,798
Wrapper contracts	464	486

Receivables:
Participant contributions	4,826	4,135
Employer contribution	3,120	2,678
Interest	2,858	2,822
Total receivables	10,804	9,635
Total assets	4,870,357	4,688,919

Liabilities
Expenses payable	2,574	66
Total liabilities	2,574	66

Net assets reflecting all investments at fair value	4,867,783	4,688,853
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	752	(5,122)
Net assets available for benefits	$4,868,535	$4,683,731

See accompanying notes.

Target Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2006	2005
Additions to net assets attributed to:
Participant contributions	$216,676	$192,289
Employer contributions	135,339	116,959
Investment income:
Interest and dividends	56,507	52,264
Net realized and unrealized appreciation in fair value of investments	277,941	231,541
Total additions	686,463	593,053

Deductions from net assets attributed to:
Benefits paid to participants	488,042	431,912
Trustee fees	1,206	1,326
Administration fees	12,411	9,705
Total deductions	501,659	442,943
Net increase	184,804	150,110

Net assets available for benefits:
Beginning of year	4,683,731	4,533,621
End of year	$4,868,535	$4,683,731

See accompanying notes.

Target Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

Employees of Target Corporation (the Company) who meet certain eligibility requirements of age and hours worked can participate in the Target Corporation 401(k) Plan (the Plan). Under the terms of the Plan, participants can invest up to 80% of their current gross cash compensation in the Plan, within Employee Retirement Income Security Act (ERISA) limits, in any combination of before-tax and/or after-tax contributions.

Participants become vested in the Company’s matching deposits over time, beginning with the day they become eligible to participate in the Plan:

Years	Vested Percentage

Upon Eligibility	20%
1	40
2	70
3	100

Beginning January 1, 2007, participants immediately become vested in the Company’s matching deposits.

Participant contributions are fully vested at all times. Participants who leave the Plan forfeit unvested company contributions, which are then used to reduce future company contributions. For the years ended December 31, 2006 and 2005, forfeitures were $4,763,000 and $4,370,000, respectively.

Highly compensated participants, as defined by Internal Revenue Code (the Code) Section 414(q), are subject to limitations on the amount and type of contributions that they may make to the Plan. Such participants’ contributions are limited to pre-tax contributions of no more than 5% of the first $220,000 of annual gross cash compensation earned.

In connection with the vesting change described above, highly compensated participants will be able to make contributions up to the annual pre-tax contribution limits established by the Internal Revenue Service (IRS), ($15,500 starting January 1, 2007).

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants may receive benefits upon termination, death, disability, or retirement as either a lump-sum amount equal to the vested value of their account or in installments, subject to certain restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain restrictions

Expenses paid by the Plan include the following: fund management fees (which are netted against investment interest income), trustee fees, monthly processing costs (including record-keeping fees), quarterly participant account statement preparation and distribution, and other third-party administrative expenses.

The Plan allows for two types of loans, one for the purchase of a primary residence and the other a general purpose loan, both subject to certain restrictions as defined in the Plan. Participants may have one of each type of loan outstanding at any given time. Repayment of loans, including interest, is allocated to participants’ investment accounts in accordance with each participant’s investment election in effect at the time of the repayment.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

For more detailed information regarding the Plan, participants may refer to the Summary Plan Description available from the Company.

2. Accounting Policies

Accounting Method

All investments are carried at fair market value except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits. Common stock is valued at the quoted market price on the last business day of the plan year. Collective investment fund values are based on the fair value of the underlying securities (as determined by quoted market prices) as of the last business day of the plan year. Participant loans are valued at the unpaid principal balance, which approximates fair value.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ significantly from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentations.

Fully Benefit-Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit responsive investment contracts recognized at fair value. American Institute of Certified Public Accountants SOP 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

At December 31, 2006, the Plan allowed participants to choose from among 13 investment funds. Participants may change their investment elections for existing account balances for past and future contributions on a daily basis.

The Plan’s investments are held by State Street Bank, the trustee. The Plan’s investments, including investments bought and sold, as well as investments held during the year, appreciated in fair value as follows:

Net Appreciation in Fair Value During Year
(In Thousands)
Year ended December 31, 2006:
Collective investment funds	$175,473
Target Corporation common stock	102,468
$277,941

Year ended December 31, 2005:
Collective investment funds	$62,546
Target Corporation common stock	168,995
$231,541

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair values of individual investments representing 5% or more of the Plan’s net assets are as follows:

	December 31
	2006	2005
	(In Thousands)

Target Corporation common stock*	$2,794,425	$2,938,272

State Street Bank & Trust Co. S&P 500 Flagship Fund Class A*	282,403	253,003

AIG Financial Products Group Annuity Contract No. 130221	290,459	303,776

Pacific Mutual Life Insurance Co. Group Annuity Contract No. 26255	290,459	303,776

*Indicates issuer is a party in interest to the Plan.

4. The Stable Value Fund

One of the Plan’s investment options is the Stable Value Fund (the Fund). Contributions to this fund are invested in a portfolio of high-quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. Additionally, the Fund has entered into two insurance contracts with insurance companies under which the insurance companies provide guarantees with respect to the availability of funds to make distributions from this investment option. These insurance contracts are carried at contract value in the participants’ accounts. The contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The fair value of the Fund’s assets includes the value of the underlying securities and the value of the insurance contracts. The fair value of the insurance contracts provided by the insurance companies is the replacement cost, and it is based on the insurance contract fees. The underlying portfolio of assets and the adjustments to contract value are shown in aggregate on the statements of net assets available for benefits and by contract on the schedule of assets (held at end of year). Under the contracts, the issuers do not guarantee payment of withdrawals at contract value as a result of premature termination of the contracts by the Plan or upon plan termination. The plan sponsor has not expressed any intention to take either of these actions.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. The Stable Value Fund (continued)

Participant accounts in the Fund are credited with interest at a fixed rate that is reset quarterly. The primary variables impacting the future crediting rates include (1) the current yield of the assets underlying the contract, (2) the duration of the assets underlying the contracts, (3) the existing difference between the fair value of the securities and contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and in the future the crediting rate may be higher than the current market rates. The insurance contracts cannot credit an interest rate that is less than zero percent.

The yield earned by the Fund at December 31, 2006 and 2005, was 5.42% and 4.94%, respectively. This represents the annualized earnings of all investments in the Fund, divided by the fair value of all investments in the Fund at December 31, 2006 and 2005.

The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2006 and 2005, was 4.62% and 4.53%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2006 and 2005.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

The Company matches 100% of participants’ before- and after-tax contributions up to 5% of each participant’s gross cash compensation, except for highly compensated employees as described in Note 1. The Company’s contributions to the Plan are initially invested in the Target Corporation Common Stock Fund. Participants are allowed to diversify the investment of employer match funds to other plan investment options once they are 100% vested in the employer match contributions. At December 31, 2006 and 2005, approximately $69 million and $60 million, respectively, in investments of the Company’s stock could not be directed to other investment options because full vesting had not yet been achieved. For the years ended December 31, 2006 and 2005, employer contributions of nonparticipant-directed funds were $38 million and $36 million, respectively. As of January 1, 2007, all actively employed participants become fully vested in their employer match contributions. As a result, participants can immediately diversify the investments of all employer matched contributions.

6. Transactions With Parties in Interest

During the plan year 2006 and 2005, the Plan engaged in the following exempt party-in-interest transactions related to the Company’s common stock:

	2006	2005
	(In Thousands)

Number of common shares purchased	2,444	4,540
Cost of common shares purchased	$128,615	$237,075

Number of common shares sold	6,432	6,616
Market value of common shares sold	$349,323	$351,245
Cost of common shares sold	$160,034	$152,044

Number of common shares distributed to plan participants	483	511
Market value of common shares distributed to plan participants	$25,608	$26,641
Cost of common shares distributed to plan participants	$11,977	$11,727

Dividends received	$21,650	$19,688

During 2006 and 2005, the Plan received match-related dividends of $14,153,000 and $12,196,000, respectively, on the Company’s common stock.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
	(In Thousands)

Net assets available for benefits per the financial statements	$4,868,535	$4,683,731
Amounts payable to terminating participants	(2,105)	(2,267)
Net assets available for benefits per the Form 5500	$4,866,430	$4,681,464

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31
	2006	2005
	(In Thousands)

Benefits paid to participants per the financial statements	$488,042	$431,912
Amounts payable to terminating participants at December 31, 2005	(2,267)	(1,026)
Amounts payable to terminating participants at December 31, 2006	2,105	2,267
Benefits paid to participants per the Form 5500	$487,880	$433,153

8. Income Tax Status

The Plan has received a determination letter from the IRS dated September 12, 2001, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Schedules

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Face Amount Amount or Number of Shares/Units	Identity of Issue and Description of Investment	Contract Issuer Moody’s/ S&P Rating	Cost	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Contract Value

CASH EQUIVALENTS

32,485,435	*State Street Bank & Trust Co.		$32,485,435	$32,485,435	$–	$–	$–

COMINGLED INVESTMENT FUNDS

327,149	Barclays Global Investors
	US Real Estate Index Fund		64,656,897	80,710,907	–	–	–

9,231,291	Barclays Global Investors
	BGI S&P 500 Growth		94,449,424	116,318,648	–	–	–

8,568,362	*State Street Bank & Trust Co.
	Bond Market Index Fund		146,201,533	162,678,913	–	–	–

2,513,867	*State Street Bank & Trust Co.
	Daily EAFE		30,413,290	44,814,712	–	–	–

17,763,126	*State Street Bank & Trust Co.
	Russell 3000 Fund		167,836,740	213,015,410	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

COMINGLED INVESTMENT FUNDS (continued)

1,731,389	Galliard Capital Management
	Managed Synthetic Fund		$20,000,000	$29,133,569	$–	$–	$–

1,983,467	Galliard Capital Management
	Stable Return Fund		80,316,707	80,977,045	–	–	–

5,223,410	*State Street Bank & Trust Co.
	Daily Emerging Markets Index Fund		85,856,452	109,482,679	–	–	–

1,307,663	*State Street Bank & Trust Co.		20,540,667	21,038,996	–	–	–
	Treasury Inflation Protected

1,050,435	*State Street Bank & Trust Co.		184,626,774	282,403,163	–	–	–
	Flagship FD Series A

5,082,265	*State Street Bank & Trust Co.		76,002,551	107,769,429	–	–	–
	EAFE Series T

5,346,195	*State Street Bank & Trust Co.
	Russell 2000 Fund		95,654,934	137,012,283	–	–	–
	TOTAL COMINGLED INVESTMENT FUNDS		1,066,555,969	1,385,355,754	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

	American International Life Group (AIG)
	Products Group Annuity Contract
	No. 130221, 5.05%	Aa2/AA	$–	$–	$232,182	$376,016	$290,835,019
	Pacific Mutual Life Insurance Co.
	Group Annuity Contract
	No. 26255, 5.05%	Aa3/AA	–	–	232,181	376,013	290,835,018

7,451,149	*State Street Bank & Trust Co		7,451,149	7,451,149	–	–	–
9,000,000	Federal Home Ln Bks		9,095,718	9,118,088	–	–	–
2,000,000	Federal Farm Cr Bks		1,990,240	1,932,757	–	–	–
76,778	IMC Home Equity Ln Tr		79,261	76,549	–	–	–
415,086	CWABS Inc		415,572	415,540	–	–	–
1,092,414	Centex Home Equity Ln Tr		1,092,414	1,092,585	–	–	–
71,684	Fremont Home Ln Tr		71,684	71,695	–	–	–
1,026,137	Impac Cmb Tr		1,026,137	1,027,395	–	–	–
355,839	Morgan Stanley Abs Cap I Inc T		356,395	356,674	–	–	–
599,474	Revolving Home Equity Ln Tr		599,474	600,598	–	–	–
5,000,000	SLM Student Ln Tr		4,998,647	4,898,200	–	–	–
590,982	Structured Asset Sec Corp		596,799	585,608	–	–	–
1,427,621	Structured Asset Secs Corp		1,426,728	1,431,859	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,863,974	Wamu Mtg Pass Through Ctfs		$16,694	$13,167	$–	$–	$–
1,436,696	Wells Fargo Mtg Bkd Secs		1,441,780	1,428,163	–	–	–
2,731,542	Wells Fargo Mtg		2,713,190	2,708,286	–	–	–
3,896,820	Credit Suisse First Boston		4,003,701	3,920,091	–	–	–
1,500,000	GMAC Coml Mtg Sec Inc		1,572,188	1,559,919	–	–	–
904,638	Mortgage Cap Fdg Inc		935,805	911,452	–	–	–
35,357	Federal Home Ln Mtg Pc Gtd		31,247	34,254	–	–	–
386,973	Federal Home Ln Mtg Pc Gtd		355,136	380,104	–	–	–
1,000,129	Federal Natl Mtg Assn Stripped		740,223	754,082	–	–	–
2,000,000	Banc Amer Coml Mtg Inc		1,972,188	1,968,050	–	–	–
2,000,000	Banc Amer Coml Mtg Inc		1,993,125	1,986,011	–	–	–
1,000,000	Banc Amer Coml Mtg Tr		1,005,055	1,019,286	–	–	–
1,000,000	Banc Amer Coml Mtg Tr		1,005,048	1,003,192	–	–	–
1,000,000	Citigroup/Deutsche Bk Comm Mor		959,883	1,002,973	–	–	–
1,127,473	Cwalt Inc		1,127,426	1,128,878	–	–	–
714,393	Cwalt Inc		715,286	715,820	–	–	–
752,251	Cwalt Inc		752,251	753,686	–	–	–
1,218,446	Cwalt Inc		1,218,446	1,218,446	–	–	–
798,878	Cwalt Inc		798,878	801,054	–	–	–
1,171,214	Cwalt Inc		1,171,196	1,171,830	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,748,795	Cwalt Alt Ln Tr		$1,748,795	$1,745,673	$–	$–	$–
1,250,000	Comm Mtg Tr		1,256,225	1,243,955	–	–	–
604,029	Credit Suisse First Boston Mtg		622,527	604,081	–	–	–
233,167	Credit Suisse First Boston Mtg		238,449	232,109	–	–	–
67,857	Credit Suisse First Boston Mtg		3,350	2,895	–	–	–
64,312	Credit Suisse First Boston Mtg		4,341	2,902	–	–	–
62,242	Credit Suisse First Boston Mtg		4,746	3,525	–	–	–
705,928	Credit Suisse First Boston		99,051	91,642	–	–	–
2,000,000	Credit Suisse Coml Mtg Tr		2,010,000	1,991,629	–	–	–
1,149,529	Dsla Mtg Ln Tr		1,149,529	1,152,347	–	–	–
2,000,000	Ge Coml Mtg Corp		2,007,422	2,008,749	–	–	–
63,767	Government Natl Mtg Assn		72,771	71,517	–	–	–
76,193	Government Natl Mtg Assn		88,024	87,544	–	–	–
95,614	Government Natl Mtg Assn		108,885	107,239	–	–	–
18,757	Government Natl Mtg		20,749	20,938	–	–	–
1,998,839	Harborview Mtg Ln Tr		1,998,839	2,005,216	–	–	–
1,164,591	IMPAC Secd Assets Corp		1,164,591	1,166,410	–	–	–
1,000,000	JP Morgan Chase		1,004,993	1,003,538	–	–	–
1,500,000	LB UBS Coml Mtg Tr		1,507,441	1,480,734	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,608,653	Lehman Xs Tr		$1,608,653	$1,612,424	$–	$–	$–
1,711,751	Lehman Xs Tr		1,711,751	1,715,227	–	–	–
992,714	Mastr Adj Rate Mtg Tr		992,249	992,249	–	–	–
235,687	Mastr Adj Rate Mtgs Tr		238,634	231,798	–	–	–
1,200,792	Structured Asset Mtg Invts II		1,200,792	1,201,634	–	–	–
844,058	Structured Asset Mtg Invts II		844,058	844,511	–	–	–
1,819,347	Structured Asset Mtg Invts		1,818,779	1,819,417	–	–	–
1,000,000	Wamu Mtg Pass Through Ctfs		979,961	980,538	–	–	–
1,117,472	Wamu Mtg		1,117,472	1,117,040	–	–	–
775,046	Wamu Mtg		12,352	7,839	–	–	–
1,286,164	Wamu Mtg Pass Through Ctfs		1,286,164	1,288,443	–	–	–
964,437	Washington Mutual		964,437	967,205	–	–	–
2,000,000	Wachovia Bk Coml Mtg Tr		1,986,094	1,990,399	–	–	–
940,351	Wamu Mtg		940,351	941,828	–	–	–
971,645	Wamu Mtg		971,645	974,745	–	–	–
1,983,203	Washington Mut Mtg Pass Thru C		1,983,203	1,983,203	–	–	–
877,170	Washington Mut Mtg Pass		877,170	879,687	–	–	–
450,000	Midamerican Energy Hldgs Co N		454,005	455,070	–	–	–
1,150,000	Anz Cap Tr I		1,150,000	1,117,697	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,000,000	Ace Ltd		$1,035,093	$1,000,882	$–	$–	$–
225,000	Aspen Ins Hldgs Ltd		212,963	221,932	–	–	–
100,000	Bank Utd Corp		117,669	101,175	–	–	–
550,000	Capital One Finl Corp		549,736	556,856	–	–	–
1,200,000	Credit Suisse First Boston USA		1,190,045	1,161,159	–	–	–
950,000	Credit Suisse First Boston USA		882,037	916,070	–	–	–
400,000	Den Danske Bk Aktieselskab		454,800	403,744	–	–	–
450,000	Eop Oper Ltd Part		523,868	487,505	–	–	–
1,200,000	Fleet Boston Corp		1,336,142	1,268,803	–	–	–
350,000	Hartford Finl Svcs Group Inc.		406,763	378,319	–	–	–
325,000	Huntington Natl Bk Columbus OH		313,719	315,364	–	–	–
550,000	Istar Finl Inc		549,758	550,469	–	–	–
270,000	Nelnet Inc		269,465	264,442	–	–	–
450,000	Nordbanken Ab		523,346	488,552	–	–	–
750,000	Pnc Fdg Corp		850,688	755,604	–	–	–
250,000	Phoenix Life Ins Co		257,760	259,380	–	–	–
400,000	Popular North Amer Inc		407,104	393,565	–	–	–
125,000	Popular North Amer Inc		124,860	125,447	–	–	–
450,000	Principal Finl Group Australia		513,966	479,656	–	–	–
500,000	Prudential Fdg Corp Mtn 144a		562,440	507,313	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

400,000	Reinsurance Group Amer Inc		$404,684	$415,958	$–	$–	$–
300,000	Sb Treas Co LLC		333,957	315,756	–	–	–
800,000	Safeco Corp		906,912	805,591	–	–	–
275,000	Simon Debartolo Group L P		296,551	281,066	–	–	–
700,000	Sovereign Bk Fsb Wyomissing PA		699,335	689,896	–	–	–
200,000	Tokai Pfd Cap LLC		221,576	212,106	–	–	–
500,000	Union Planters		548,117	499,299	–	–	–
250,000	Washington Mut Inc		279,787	270,129	–	–	–
850,000	Zurich Cap Trust		911,663	890,945	–	–	–
300,000	AT&T Broadband Corp		415,314	387,196	–	–	–
100,000	Altria Group Inc		111,900	108,628	–	–	–
275,000	Boardwalk Pipelines LLC		274,387	274,144	–	–	–
125,000	CSX Corp		137,215	125,855	–	–	–
250,000	CSX Corp		271,898	253,625	–	–	–
350,000	Daimlerchrysler North Amer Hld		349,888	359,464	–	–	–
300,000	Enbridge Energy Partners Lp		300,108	293,718	–	–	–
325,000	FUJI JGB Invt LLC		365,002	344,406	–	–	–
336,000	Kern Riv Fdg Corp		336,000	322,350	–	–	–
1,000,000	Nabsico Inc		1,113,668	1,008,425	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

200,000	Oneok Partners Lp		$207,942	$204,696	$–	$–	$–
500,000	Oracle Corp / Ozark Hldg Inc		498,185	493,370	–	–	–
300,000	PHH Corp		324,045	300,156	–	–	–
250,000	PHH Corp		253,696	253,547	–	–	–
75,000	Phillip Morris Co Inc		83,925	90,681	–	–	–
75,000	Phillip Morris Cos Inc		78,534	75,123	–	–	–
775,000	QBE Ins Group Ltd		722,825	752,060	–	–	–
1,275,000	Sprint Cap Corp		1,411,451	1,364,547	–	–	–
175,000	Telefonica Europe Bv		186,585	187,710	–	–	–
750,000	Time Warner Entmt Co Lp		853,770	768,385	–	–	–
175,000	Wyndham Worldwide Corp		174,197	170,921	–	–	–
750,000	AT&T Wireless Svcs Inc		865,545	816,948	–	–	–
1,056,317	CWHEQ Inc		1,056,317	1,054,668	–	–	–
6,766	Fed Hm Ln Pc Pool G30052		6,933	7,116	–	–	–
3,883	Fed Hm Ln Pc Pool E81885		3,967	3,968	–	–	–
65,978	Fed Hm Ln Pc Pool E85959		67,722	67,416	–	–	–
73,562	Fed Hm Ln Pc Pool E86369		75,507	75,165	–	–	–
404,015	Fed Hm Ln Pc Pool E88017		420,113	404,804	–	–	–
939,846	Federal Home Ln Mtg Corpfedera		692,206	706,427	–	–	–
131,866	Fed Hm Ln Pc Pool E96057		127,271	127,364	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

45,262	Fed Hm Ln Pc Pool E96247		$43,685	$43,717	$–	$–	$–
45,325	Fed Hm Ln Pc Pool E96248		43,746	43,777	–	–	–
52,668	Fed Hm Ln Pc Pool E97034		50,833	50,870	–	–	–
19,932	Fed Hm Ln Pc Pool E99763		19,238	19,252	–	–	–
19,129	Fed Hm Ln Pc Pool E99764		18,462	18,476	–	–	–
14,712	Fed Hm Ln Pc Pool E99765		14,200	14,210	–	–	–
87,964	Fed Hm Ln Pc Pool E99768		84,899	84,960	–	–	–
43,425	Fed Hm Ln Pc Pool E99769		41,912	41,942	–	–	–
27,451	Fed Hm Ln Pc Pool E99770		26,495	26,514	–	–	–
1,598,220	Fed Hm Ln Pc Pool G12093		1,517,934	1,543,656	–	–	–
1,427,693	Fed Hm Ln Pc Pool G12094		1,355,527	1,378,951	–	–	–
2,811,174	Fed Hm Ln Pc Pool G12251		2,604,289	2,651,947	–	–	–
1,608,882	Fed Hm Ln Pc Pool 1h2524		1,604,609	1,588,188	–	–	–
480,270	Fed Hm Ln Pc Pool G01604		500,494	491,320	–	–	–
1,000,237	Fed Hm Ln Pc Pool G01731		1,052,672	1,027,001	–	–	–
44,542	Fed Hm Ln Pc Pool G10994		45,496	46,167	–	–	–
58,315	Fed Hm Ln Pc Pool G11526		56,283	56,287	–	–	–
621,336	Fed Hm Ln Pc Pool P60084		641,141	619,540	–	–	–
66,808	Fed Hm Ln Pc Pool E01087		68,575	68,264	–	–	–
52,964	Fed Hm Ln Pc Pool E01481		51,118	51,155	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

106,434	Fed Hm Ln Pc Pool E01489		$102,726	$102,801	$–	$–	$–
57,138	Fed Hm Ln Pc Pool E01602		55,147	55,152	–	–	–
48,343	Fed Hm Ln Pc Pool B10170		46,659	46,693	–	–	–
53,788	Fed Hm Ln Pc Pool B10207		51,914	51,952	–	–	–
473,566	Fed Hm Ln Pc Pool B10569		454,771	457,398	–	–	–
53,364	Fed Hm Ln Pc Pool B10931		51,505	51,542	–	–	–
58,313	Fed Hm Ln Pc Pool B11801		56,282	56,323	–	–	–
471,292	Fed Hm Ln Pc Pool B12928		452,588	454,908	–	–	–
307,238	Fed Hm Ln Pc Pool C90227		320,103	316,626	–	–	–
722,878	Fed Hm Ln Pc Pool C90230		753,148	744,872	–	–	–
243,385	Fed Hm Ln Pc Pool C90247		253,576	251,048	–	–	–
1,686,250	Fed Hm Ln Pc Pool 780447		1,670,441	1,682,458	–	–	–
458,920	Federal Home Ln Mtg Corp		478,424	459,018	–	–	–
590,472	Federal Home Ln Mtg Corp		70,857	58,554	–	–	–
27,754	FNMA Pool 252717		28,302	28,813	–	–	–
280,263	FNMA Pool 254107		292,525	287,502	–	–	–
367,519	FNMA Pool 254360		377,855	377,287	–	–	–
826,866	FNMA Pool 254631		816,401	815,561	–	–	–
566,809	FNMA Pool 254681		554,941	552,899	–	–	–
137,761	FNMA Pool 254720		133,252	133,177	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

255,725	FNMA Pool 254756		$250,370	$249,357	$–	$–	$–
533,454	FNMA Pool 254758		522,285	520,074	–	–	–
278,036	FNMA Pool 254806		272,040	271,010	–	–	–
110,901	FNMA Pool 254817		107,088	106,662	–	–	–
147,936	FNMA Pool 254845		142,851	142,283	–	–	–
205,358	FNMA Pool 254863		198,299	197,451	–	–	–
131,170	FNMA Pool 254864		128,342	127,834	–	–	–
68,673	FNMA Pool 254865		66,082	66,388	–	–	–
1,795,028	FNMA Pool 254880		1,722,105	1,700,719	–	–	–
131,925	FNMA Pool 254909		127,390	126,807	–	–	–
684,612	FNMA Pool 254914		670,019	667,085	–	–	–
229,599	FNMA Pool 254957		221,706	220,617	–	–	–
169,734	FNMA Pool 357348		166,657	167,413	–	–	–
227,031	FNMA Pool 535874		234,986	239,834	–	–	–
697,344	FNMA Pool 545454		727,525	715,052	–	–	–
930,736	FNMA Pool 656333		931,500	918,012	–	–	–
2,371,718	FNMA Pool 668357		2,375,424	2,339,292	–	–	–
393,727	FNMA Pool 673002		394,050	388,344	–	–	–
534,175	FNMA Pool 673011		534,613	526,872	–	–	–
262,613	FNMA Pool 673032		262,829	259,023	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

281,775	FNMA Pool 674438		$282,006	$278,187	$–	$–	$–
571,109	Federal National Mtg Assn Gtd Remi		596,095	571,895	–	–	–
781,765	Federal Natl Mtg Assn		36,645	27,674	–	–	–
376,304	Federal Natl Mtg Assn Gtd Remi		18,933	14,527	–	–	–
713,349	Federal Natl Mtg Assn		37,451	18,152	–	–	–
44,340	FNMA Pool 687485		42,888	42,864	–	–	–
131,856	FNMA Pool 687532		126,881	127,468	–	–	–
152,689	FNMA Pool 689082		149,921	150,601	–	–	–
107,279	FNMA Pool 689085		103,768	103,709	–	–	–
90,913	FNMA Pool 694900		87,937	87,887	–	–	–
171,919	FNMA Pool 695826		168,655	169,569	–	–	–
52,919	FNMA Pool 695854		51,186	51,157	–	–	–
105,252	FNMA Pool 695863		101,807	101,749	–	–	–
50,796	FNMA Pool 695893		49,133	49,106	–	–	–
168,334	FNMA Pool 695945		161,982	162,732	–	–	–
76,052	FNMA Pool 696450		78,322	75,929	–	–	–
216,906	FNMA Pool 697602		209,806	209,687	–	–	–
75,279	FNMA Pool 699653		72,439	72,774	–	–	–
48,916	FNMA Pool 701379		47,315	47,288	–	–	–
46,185	FNMA Pool 702326		44,673	44,648	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

118,668	FNMA Pool 703445		$116,517	$117,045	$–	$–	$–
140,931	FNMA Pool 703710		138,376	139,004	–	–	–
207,092	FNMA Pool 707774		200,313	200,199	–	–	–
154,065	FNMA Pool 709192		151,273	151,959	–	–	–
108,751	FNMA Pool 709817		105,191	105,132	–	–	–
817,387	FNMA Pool 712203		800,528	806,212	–	–	–
103,543	FNMA Pool 720307		100,153	100,097	–	–	–
57,977	FNMA Pool 720309		56,079	56,047	–	–	–
54,422	FNMA Pool 720321		52,640	52,610	–	–	–
287,493	FNMA Pool 720364		278,083	277,925	–	–	–
53,657	FNMA Pool 720370		51,901	51,872	–	–	–
123,352	FNMA Pool 720718		119,314	119,247	–	–	–
49,664	FNMA Pool 721346		48,039	48,011	–	–	–
959,964	FNMA Pool 727369		918,715	928,015	–	–	–
717,381	FNMA Pool 729214		714,747	706,128	–	–	–
575,112	FNMA Pool 730338		589,220	566,890	–	–	–
201,927	FNMA Pool 730721		194,307	195,206	–	–	–
1,861,872	FNMA Pool 734788		1,721,068	1,758,742	–	–	–
153,390	FNMA Pool 735010		150,610	150,910	–	–	–
5,192,464	FNMA Pool 735028		5,461,012	5,353,587	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

967,555	FNMA Pool 745387		$949,588	$953,117	$–	$–	$–
586,771	FNMA Pool 745388		575,631	578,749	–	–	–
148,810	FNMA Pool 752685		143,195	143,764	–	–	–
859,015	FNMA Pool 754089		840,694	846,197	–	–	–
909,631	FNMA Pool 758905		922,706	900,547	–	–	–
188,664	FNMA Pool 759975		181,545	182,385	–	–	–
69,341	FNMA Pool 761404		68,084	68,306	–	–	–
1,393,417	FNMA Pool 779574		1,390,913	1,379,593	–	–	–
1,176,828	FNMA Pool 802783		1,168,737	1,169,030	–	–	–
624,445	FNMA Pool 806642		626,299	617,697	–	–	–
829,831	FNMA Pool 879906		813,137	818,152	–	–	–
383,349	Small Business Admin		385,000	393,531	–	–	–
575,000	Bellsouth Telecoms		619,781	582,245	–	–	–
439,496	United States Treas Nts		422,346	424,649	–	–	–
214,116	United States Treas Nts		209,573	207,853	–	–	–
835,654	United States Treas Nts		804,560	801,016	–	–	–
2,500,000	United States Treas Nts		2,574,512	2,575,391	–	–	–
1,200,000	United States Treas Nts		1,204,125	1,200,563	–	–	–
2,600,000	United States Treas Bd		869,194	985,794	–	–	–
150,000	Canadian Natl Resource		152,754	149,787	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

500,000	Mufg Capital Finance 1 Limited		$500,767	$507,445	$–	$–	$–
1,100,000	British Telecommunications Plc		1,176,948	1,221,857	–	–	–
400,000	Deutsche Telekom Intl Fin Bv		498,952	489,149	–	–	–
375,000	Endurance Specialty Hldgs Ltd		373,646	372,047	–	–	–
550,000	France Telecom Sa		602,234	598,056	–	–	–
1,250,000	HSBC Cap Fdg Dlr 2 L P		1,222,415	1,164,149	–	–	–
125,000	Telecom Italia Cap		117,378	118,995	–	–	–
500,000	Telecom Italia Cap		491,942	462,323	–	–	–
175,000	Telecom Italia Cap		167,795	169,725	–	–	–
285,000	Bank Of New York		284,901	284,901	–	–	–
2,309,027	State Street Bank & Trust Co		2,309,027	2,309,027	–	–	–
300,000	Federal Home Ln Mtg		293,458	296,687	–	–	–
530,000	Federal Home Ln Bks		524,918	522,781	–	–	–
1,165,000	Federal Home Ln Bks		1,163,741	1,164,688	–	–	–
685,000	Federal Home Lona Bank		682,411	682,205	–	–	–
555,000	Federal Natl Mtg Assn		548,132	544,453	–	–	–
2,395,000	Federal Natl Mtg Assn		2,544,736	2,546,797	–	–	–
730,000	Federal Natl Mtg Assn		725,292	726,291	–	–	–
2,555,000	Federal Natl Mtg Assn		2,552,752	2,553,150	–	–	–
195,000	Federal Home Ln Mtg Corp		195,731	196,639	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

110,000	United Mexican Sts Mtn		$110,549	$110,165	$–	$–	$–
3,274	BMW Veh Owner Tr		3,274	3,269	–	–	–
870,000	Daimlerchrysler Auto Tr		869,807	867,417	–	–	–
715,000	Daimlerchrysler Auto Tr		714,795	711,760	–	–	–
865,000	Nissan Auto Lease Tr		864,946	864,459	–	–	–
405,000	American Express Cr Account		397,849	398,925	–	–	–
605,000	Capital One Multi Asset Execut		591,198	590,442	–	–	–
830,000	Citibank Cr Card Issuance Tr		832,690	834,021	–	–	–
355,000	GE Cap Cr Card Master Nt Tr		354,931	355,721	–	–	–
550,000	MBNA Cr Card Master Nt Tr		532,061	538,313	–	–	–
260,000	MBNA Cr Card Master Nt Tr		259,933	256,709	–	–	–
340,000	MBNA Cr Card Master Nt Tr		339,986	335,431	–	–	–
325,000	Advanta Business Card Master		324,384	326,016	–	–	–
1,100,000	Bank One Issurance Tr		1,072,414	1,071,297	–	–	–
359,740	California Infra + Economic		372,668	361,819	–	–	–
1,115,000	Citibank Cr Card Issuance Tr		1,111,902	1,109,425	–	–	–
155,000	FNANB Cr Card Master Tr		155,872	155,194	–	–	–
895,000	HSBC Cr Card Master Nt Tr		894,866	897,238	–	–	–
650,000	MBNA Cr Card Master Nt Tr		634,156	631,820	–	–	–
565,000	Nissan Auto Lease Tr		564,994	564,912	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

405,000	Morgan Stanley Cap Inc.		$400,729	$400,034	$–	$–	$–
535,000	Fannie Mae		527,602	530,305	–	–	–
325,000	Federal Home Loan Mortgage Corp.		329,570	322,899	–	–	–
581,328	Federal Home Loan Mortgage Corp.		575,613	577,380	–	–	–
405,000	Federal Home Loan Mortgage Corp.		409,556	408,144	–	–	–
570,000	Federal Home Loan Mortgage Corp.		576,079	575,192	–	–	–
396,382	Federal Home Loan Mortgage Corp.		398,364	401,456	–	–	–
1,000,000	Banc Amer Coml Mtg Inc		992,502	992,787	–	–	–
1,025,000	Bear Stearns Coml Mtg Secs		1,030,626	1,018,796	–	–	–
470,000	Bear Stearns Coml Mtg Secs		472,583	465,001	–	–	–
810,000	Chase Issuance Tr		788,167	790,636	–	–	–
505,000	Credit Suisse First Boston Mtg		493,440	489,977	–	–	–
725,000	Credit Suisse First Boston Mtg		693,423	710,086	–	–	–
475,000	J P Morgan Mtg Tr		477,189	481,395	–	–	–
413,972	J P Morgan Chase Coml Mtg Sec		414,971	413,348	–	–	–
595,000	J P Morgan Chase Coml Mtg Secs		589,023	585,225	–	–	–
515,000	ML CFC Coml Mtg		517,799	507,516	–	–	–
530,000	Morgan Stanley Cap I Inc		532,909	525,668	–	–	–
970,000	Morgan Stanley Cap I Tr		975,313	994,628	–	–	–
520,000	Morgan Stanley Cap I Tr		520,917	540,410	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

685,000	New York Mtg Tr		$681,592	$689,368	$–	$–	$–
575,000	1345 Ave Of The Amers Tr		623,658	617,368	–	–	–
265,000	Baltimore Gas + Elec Co		264,375	264,628	–	–	–
90,000	Carolina Pwr + Lt Co		89,175	87,994	–	–	–
315,000	Consolidated Nat Gas Co		293,033	301,128	–	–	–
75,000	Duke Energy Field Svcs LLLC		88,458	80,968	–	–	–
170,000	Duke Energy Co		171,125	166,940	–	–	–
235,000	Energy East Corp		260,622	245,367	–	–	–
90,000	Indiana Mi Pwr Co		89,672	86,171	–	–	–
120,000	Union Elec Co		117,066	116,735	–	–	–
130,000	Allied Cap Corp		129,891	128,131	–	–	–
255,000	American Gen Fin Corp Mtn		248,724	247,279	–	–	–
590,000	American Intl Group Inc		589,794	589,447	–	–	–
110,000	Assurant Inc		112,373	109,171	–	–	–
205,000	Bae Sys Hldgs Inc		190,941	195,271	–	–	–
200,000	Bank Amer Corp		199,504	198,451	–	–	–
80,000	Bankamerica Corp		92,237	86,295	–	–	–
180,000	CIT Group Inc		177,177	178,482	–	–	–
125,000	Capital One Finl Corp		125,158	126,558	–	–	–
295,000	Comerica Bk Detroit Mich		294,292	294,723	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

255,000	Commerce Group Inc Mass		$262,141	$252,762	$–	$–	$–
135,000	Deere John Cap Corp Mtn Bk Ent		133,742	133,844	–	–	–
455,000	General Elec Cap Corp Mtn		467,857	467,347	–	–	–
830,000	General Elec Cap Corp Mtn		868,844	858,203	–	–	–
120,000	Goldman Sachs Group Inc		116,929	115,411	–	–	–
210,000	Goldman Sachs Group Inc		209,857	212,935	–	–	–
115,000	Hrpt Pptys Tr		117,339	119,311	–	–	–
255,000	Hrpt Pptys Tr		254,232	255,392	–	–	–
200,000	Hartford Finl Svcs Group Inc		200,657	201,476	–	–	–
470,000	Keycorp Mtn Book Entry		463,523	463,814	–	–	–
300,000	M + I Marshall + Ilsley Bk Mil		299,925	296,188	–	–	–
130,000	Massmutual Global Fgd II Mtn		124,045	124,587	–	–	–
345,000	Morgan Stanley		349,549	349,325	–	–	–
630,000	Nationwide Bldg Soc		624,876	610,886	–	–	–
415,000	PNC Fdg Corp		414,462	408,995	–	–	–
105,000	Popular North Amer Inc		104,882	105,375	–	–	–
105,000	Realogy Corp		109,022	107,289	–	–	–
285,000	Regions Finl Corp New		284,684	281,569	–	–	–
140,000	Simon Ppty Group Inc New		134,722	135,565	–	–	–
190,000	UFJ Fin Aruba A E C		209,286	202,762	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

480,000	Wachovia Copr New		$480,460	$482,982	$–	$–	$–
70,000	Washington Real Estate Invt Tr		69,420	68,095	–	–	–
700,000	Wells Fargo Bk Natl Assn		666,508	670,003	–	–	–
35,000	Alltel Corp		35,973	35,803	–	–	–
125,000	American Home Prods Corp		136,530	132,250	–	–	–
80,000	Barrick Gold Fin Co		76,022	75,913	–	–	–
105,000	Boardwalk Pipelines LLC		104,766	104,673	–	–	–
70,000	Burlington Res Fin Co		73,702	73,494	–	–	–
100,000	CRH Amer Inc		99,379	100,586	–	–	–
165,000	Comcast Corp New		164,762	163,266	–	–	–
80,000	Masco Corp		79,593	80,439	–	–	–
235,000	Norfolk Southn Corp		248,223	239,455	–	–	–
170,000	Realty Income Corp		169,558	172,154	–	–	–
60,000	Safeway Inc		59,854	58,613	–	–	–
165,000	Wellpoint Inc		160,479	162,636	–	–	–
75,000	Wyndham Worldwide Corp		74,656	73,252	–	–	–
235,000	AT+T Wireless Svcs Inc		269,994	255,977	–	–	–
185,000	NEXTEL Communications Inc		185,694	186,864	–	–	–
70,000	HBOS Treasury Srvc Plc		69,956	70,642	–	–	–
135,000	SLM Corp		134,536	135,129	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

335,000	GS Mtg Secs Corp II		$357,325	$355,322	$–	$–	$–
513,061	Fed Hm Ln Pc Pool 847498		501,357	503,698	–	–	–
10,005	Fed Hm Ln Pc Pool 847527		9,965	10,050	–	–	–
1,075,515	Fed Hm Ln Pc Pool 847604		1,052,240	1,054,837	–	–	–
3,195,853	Fed Hm Ln Pc Pool A46279		3,118,705	3,085,372	–	–	–
1,141,820	Fed Hm Ln Pc Pool G01813		1,111,491	1,103,061	–	–	–
1,668,328	Fed Hm Ln Pc Pool G01839		1,646,626	1,612,217	–	–	–
769,478	Fed Hm Ln Pc Pool G01894		760,821	743,358	–	–	–
615,885	Fed Hm Ln Pc Pool G08062		588,266	594,593	–	–	–
1,073,865	Fed Hm Ln Pc Pool G18033		1,057,253	1,055,659	–	–	–
1,651,141	Fed Hm Ln Pc Pool G12033		1,571,164	1,593,738	–	–	–
297,605	Fed Hm Ln Pc Pool G12034		277,331	280,749	–	–	–
296,787	Fed Hm Ln Pc Pool G12079		281,076	286,469	–	–	–
1,710,244	Fed Hm Ln Pc Pool G12080		1,620,991	1,651,855	–	–	–
1,199,969	Fed Hm Ln Pc Pool G12189		1,182,344	1,199,313	–	–	–
410,197	Fed Hm Ln Pc Pool G12382		403,787	402,986	–	–	–
569,906	Fed Hm Ln Pc Pool 1g0294		568,704	567,270	–	–	–
832,911	Fed Hm Ln Pc Pool 1j1262		838,767	837,548	–	–	–
1,104,134	Fed Hm Ln Pc Pool G01443		1,131,559	1,129,538	–	–	–
42,685	Fed Hm Ln Pc Pool G01444		44,713	43,667	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

580,821	Fed Hm Ln Pc Pool G01672		$603,327	$593,730	$–	$–	$–
287,600	Fed Hm Ln Pc Pool G01740		280,095	284,769	–	–	–
594,229	Fed Hm Ln Pc Pool G01741		617,441	606,787	–	–	–
959,923	Fed Hm Ln Pc Pool G11606		907,127	927,150	–	–	–
963,346	Fed Hm Ln Pc Pool G11690		913,674	906,373	–	–	–
867,205	Fed Hm Ln Pc Pool G11742		840,240	852,503	–	–	–
443,819	Fed Hm Ln Pc Pool C66878		464,900	454,030	–	–	–
592,710	Fed Hm Ln Pc Pool C01585		567,520	573,517	–	–	–
240,054	Fed Hm Ln Pc Pool C01645		243,973	245,127	–	–	–
6,855	Fed Hm Ln Pc Pool A16908		7,181	7,000	–	–	–
123,804	Fed Hm Ln Pc Pool A36230		123,049	119,524	–	–	–
960,556	Fed Hm Ln Pc Pool B17430		913,954	926,262	–	–	–
1,327,895	Fed Hm Ln Pc Pool 972234		1,338,114	1,340,555	–	–	–
445,000	Federal Natl Mtg Assn		439,820	437,640	–	–	–
725,000	Federal Home Ln Mtg		711,293	709,006	–	–	–
730,000	Federal Home Ln Mtg Corp		739,182	737,163	–	–	–
590,000	Federal Home Ln Mtg Corp		596,753	595,533	–	–	–
907,788	FNMA Pool 254918		884,809	852,363	–	–	–
591,115	FNMA Pool 545759		605,985	604,900	–	–	–
951,602	FNMA Pool 545817		975,987	973,794	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

439,256	FNMA Pool 555880		$439,050	$435,275	$–	$–	$–
1,400,779	FNMA Pool 555967		1,415,309	1,388,085	–	–	–
118,321	FNMA Pool 609077		123,904	120,992	–	–	–
125,535	FNMA Pool 625094		134,127	129,816	–	–	–
617,280	FNMA Pool 670385		632,519	631,675	–	–	–
1,125,000	Federal Natl Mtg Assn		1,171,713	1,147,705	–	–	–
360,000	Federal Natl Mtg Assn Gtd Remi		356,723	356,701	–	–	–
470,000	Federal Natl Mtg Assn		460,747	460,893	–	–	–
1,060,966	FNMA Pool 725424		1,060,635	1,051,351	–	–	–
380,743	FNMA Pool 735224		381,695	376,816	–	–	–
1,500,292	FNMA Pool 735871		1,504,278	1,484,821	–	–	–
2,189,670	FNMA Pool 740228		2,210,370	2,169,826	–	–	–
425,897	FNMA Pool 745810		418,976	420,232	–	–	–
195,325	FNMA Pool 745852		199,109	200,368	–	–	–
165,107	FNMA Pool 758938		168,526	163,405	–	–	–
1,942,803	FNMA Pool 759230		1,905,161	1,922,768	–	–	–
133,719	FNMA Pool 765438		140,029	136,738	–	–	–
322,067	FNMA Pool 776486		318,028	317,814	–	–	–
87,332	FNMA Pool 836018		87,237	86,336	–	–	–
328,894	FNMA Pool 836284		328,894	325,142	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,719,442	FNMA Pool 844809		$1,644,351	$1,660,807	$–	$–	$–
835,706	FNMA Pool 881959		839,754	840,876	–	–	–
2,743,935	FNMA Pool 896032		2,737,289	2,762,799	–	–	–
774,213	FNMA Pool 901506		781,593	779,903	–	–	–
54,630	GNMA Pool 595148		58,233	56,504	–	–	–
2,318,183	FNMA II Pool 003624		2,225,093	2,305,234	–	–	–
747,161	GNMA II Pool 003774		736,070	742,170	–	–	–
895,000	New York NY		1,003,528	920,561	–	–	–
140,000	Wisconsin St Gen Rev		143,892	137,407	–	–	–
605,000	United States Treas Bds		822,999	827,432	–	–	–
2,155,000	United States Treas Nts		2,268,247	2,264,433	–	–	–
1,330,000	United States Treas Nts		1,308,969	1,295,088	–	–	–
1,600,000	United States Treas Nts		1,505,209	1,532,000	–	–	–
1,085,000	United States Treas Nts		1,057,960	1,050,077	–	–	–
1,135,000	United States Treas Nts		1,125,984	1,127,552	–	–	–
315,000	United States Treas Nts		311,554	310,078	–	–	–
725,000	United States Treas Nts		729,050	726,189	–	–	–
875,000	United States Treas Nts		878,349	877,598	–	–	–
1,770,000	United States Treas Nts		1,762,256	1,754,651	–	–	–
435,000	United States Treas Nts		436,070	435,204	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,290,000	United States Treas Nts		$1,292,619	$1,285,465	$–	$–	$–
450,000	United States Treas Nts		451,310	448,594	–	–	–
2,235,000	United States Treas Nts		2,253,191	2,220,682	–	–	–
30,000	Encana Hldgs Fin Corp		29,890	30,061	–	–	–
305,000	Ontario Prov Cda		304,253	304,653	–	–	–
205,000	Quebec Prov Cda		204,176	202,856	–	–	–
270,000	Transalta Corp		266,615	271,021	–	–	–
165,000	Allied World Assurn Co Hldgs		164,517	177,023	–	–	–
125,000	Diageo Cap Plc		124,676	123,155	–	–	–
655,000	HBOS Treasury Srvc Plc Covrd Bd		654,659	653,211	–	–	–
160,000	Italty Rep		165,539	165,134	–	–	–
125,000	Kaupthing Bk Hf Medium Term Sr		125,158	125,795	–	–	–
180,000	Landeskreditbank Baden		179,136	179,791	–	–	–
785,000	Quebec Prov Cda		847,641	814,449	–	–	–
70,000	Sabmiller Plc		69,950	71,383	–	–	–
405,000	Telecom Italia Cap		369,490	374,481	–	–	–
165,000	Telefonica Emisiones S A U		165,000	170,240	–	–	–
100,000	African Dev Bk		110,504	112,107	–	–	–
8,070,538	State Street Bank & Trust Co		8,070,538	8,070,538	–	–	–
400,000	United States Treas Bills		397,029	398,051	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

20,000	Merrill Lynch & Co Inc		$186,372	$194,400	$–	$–	$–
38,500	Merrill Lynch & Co Inc		348,272	368,445	–	–	–
2,500	Morgan Stanley Bridges		22,175	24,950	–	–	–
500,000	Federal Home Ln Bks		491,815	496,693	–	–	–
500,000	Federal Home Ln Bks		490,584	495,537	–	–	–
108,477	Federal Home Ln Mtg Corp		108,477	108,061	–	–	–
81,054	USAA Auto Owner Tr		80,167	80,838	–	–	–
222,209	Centex Home Equity Ln Tr		222,730	220,022	–	–	–
595,653	Centex Home Equity Ln Tr		585,509	583,833	–	–	–
92,044	Chase Fdg Mtg Ln		90,951	91,426	–	–	–
277,831	Federal Natl Mtg Assn		277,483	275,226	–	–	–
780,229	Saxon Asset Secs Tr		798,150	778,279	–	–	–
235,800	Argent Secs Inc		236,058	234,128	–	–	–
28,489	CWABS Inc		28,551	28,493	–	–	–
500,000	CWABS Inc		494,375	491,953	–	–	–
412,095	Chase Fdg Tr		431,358	411,580	–	–	–
69,544	Citifinancial Mtg Secs Inc		69,805	68,066	–	–	–
712,920	Credit Suisse First Boston Mtg		714,925	713,143	–	–	–
1,230,000	Popular Abs Inc		1,210,941	1,200,788	–	–	–
221,866	Renaissance Home Equity Ln Tr		221,589	220,757	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170
Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

155,904	SLM Private Cr Student Ln Tr		$156,123	$156,221	$–	$–	$–
28,797	Washington Mut Mtg Secs Corp		29,274	28,823	–	–	–
500,000	Asset Securitization Corp		516,406	507,275	–	–	–
500,000	Credit Suisse First Boston Mtg		502,871	500,945	–	–	–
353,164	Credit Suisse First Boston Mtg		357,896	357,937	–	–	–
826,090	DLJ Coml Mtg Corp		837,352	831,225	–	–	–
161,009	DLJ Coml Mtg Corp		162,318	161,463	–	–	–
415,000	GS Mtg Secs Corp II		417,399	415,721	–	–	–
58,994	GS Mtg Secs Corp II		63,262	59,082	–	–	–
16,519	LB Coml Conduit Mtg Tr		17,610	16,552	–	–	–
539,510	LB UBS Comm Mtg Tr		547,265	547,106	–	–	–
152,050	Morgan JP Coml Mtg Fin Corp		156,065	151,999	–	–	–
500,000	Morgan Stanley Cap I Inc		509,453	509,418	–	–	–
700,000	Mortgage Cap Fdg Inc		712,688	699,382	–	–	–
635,562	Nationslink Fdg Corp		650,682	649,732	–	–	–
2,770	PNC Mtg Accep Corp		2,825	2,772	–	–	–
457,479	Prudential Secs Secd Fing Corp		473,134	471,617	–	–	–
374,884	Federal Home Ln Mtg Corp Multi		376,876	375,133	–	–	–
242,839	Federal Home Ln Mtg Pc Gtd		244,699	247,520	–	–	–
69,493	Federal Home Ln Mtg Pc Gtd		69,949	69,219	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

23,332	Federal Natl Mtg Assn Remic		$24,039	$23,280	$–	$–	$–
86,948	Federal Natl Mtg Assn Remic		90,751	87,102	–	–	–
15,648	Federal Natl Mtg Assn Remic Tr		16,233	15,624	–	–	–
370,326	Federal Natl Mtg Assn		369,458	369,420	–	–	–
374,420	Federal Natl Mtg Assn Gtd		375,590	373,060	–	–	–
638,399	Federal Home Ln Mtg Corp		644,783	642,269	–	–	–
295,349	Federal Natl Mtg Assn		296,780	295,058	–	–	–
374,786	Federal Natl Mtg Assn Remic		372,443	371,129	–	–	–
35,021	Federal Home Ln Mtg Corp		35,448	34,911	–	–	–
346,508	Federal Natl Mtg Assn		344,776	343,359	–	–	–
268,528	Federal Home Ln Mtg Corp		262,570	264,133	–	–	–
626,673	Federal Home Ln Mtg Corp		629,023	627,193	–	–	–
473,569	Federal Home Ln Mtg Corp		475,789	473,916	–	–	–
381,920	First Horizon Mtg Passthru Tr		385,143	380,224	–	–	–
356,717	ABN Amro Mtg Corp		359,727	354,059	–	–	–
92,360	Banc Amer Mtg Secs Inc		92,518	91,559	–	–	–
500,000	Banc Amer Mtg Secs Inc		498,516	494,919	–	–	–
344,767	Banc Amer Mtg Secs Inc		346,922	342,183	–	–	–
142,020	CWALT Inc		141,398	142,020	–	–	–
275,429	CWALT Inc		276,806	273,511	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

242,732	CWALT Inc		$245,235	$242,070	$–	$–	$–
445,375	CWALT Inc		436,328	436,450	–	–	–
5,471	CWMBS Inc		5,500	5,453	–	–	–
500,000	CWMBS Inc		503,359	499,662	–	–	–
494,228	CWMBS Inc		486,738	488,473	–	–	–
145,148	Citicorp Mtg Secs Inc		147,054	144,770	–	–	–
499,963	Citicorp Mtg Secs Inc		495,744	493,178	–	–	–
5,437	Citicorp Mtg Secs Inc		5,294	5,346	–	–	–
401,781	Citigroup Mtg Ln Tr		398,265	398,678	–	–	–
48,683	Credit Suisse First Boston Sec		49,490	48,619	–	–	–
321,130	Credit Suisse First Boston Mtg		322,736	319,189	–	–	–
104,989	GMACM Mtg Ln Tr		107,449	104,021	–	–	–
374,652	GMACM Home Equity Ln Tr		369,852	370,555	–	–	–
283,903	GS Mtg Secs Corp		281,596	278,435	–	–	–
330,000	GSR Mtg Ln Tr		336,712	330,047	–	–	–
231,923	GSR Mtg Ln Tr		239,062	232,973	–	–	–
190,385	GS Mtg Secs Corp		189,433	188,213	–	–	–
500,000	GS Mtg Secs Corp		498,047	493,125	–	–	–
672,626	Government Ntl Mtg Assn Gtd		660,645	665,364	–	–	–
289,690	Indymac MBS Inc		283,489	283,726	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

504,700	Indymac MBS Inc		$509,393	$500,294	$–	$–	$–
212,884	Indymac MBS Inc		213,383	211,930	–	–	–
320,160	Mastr Asset Securitization Tr		318,259	319,501	–	–	–
250,822	Mastr Alternative Ln Tr		249,802	245,303	–	–	–
261,073	Merrill Lynch Mtg Invs Inc		258,136	259,119	–	–	–
752,670	Morgan Stanley Mtge Ln Trust		748,588	744,217	–	–	–
550,000	Popular ABS Inc		539,430	544,156	–	–	–
182,047	Residential Accredit Lns Inc		184,067	181,595	–	–	–
662,593	Residential Accredit Lns Inc		668,650	657,941	–	–	–
289,241	Residential Accredit Lns Inc		290,913	285,816	–	–	–
281,010	Sequoia Mtg Tr		286,367	281,010	–	–	–
358,572	Structured Asset Secs Corp		359,356	358,000	–	–	–
54,492	Structured Asset Secs Corp		54,713	54,244	–	–	–
384,001	Structured Asset Secs Corp		385,321	381,425	–	–	–
232,673	Structured Asset Secs Corp		231,037	231,473	–	–	–
243,205	WAMU Mtg Pass Through Ctfs		239,709	241,590	–	–	–
355,235	WAMU Mtg Pass Through Ctfs		354,791	352,840	–	–	–
274,370	WAMU Mtg		275,870	273,097	–	–	–
47,928	WAMU Mtg Pass Through Ctfs		48,774	47,717	–	–	–
316,332	WAMU Mtg Pass Through Ctfs		314,453	311,593	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

162,207	Wells Fargo Mtg Backed Secs		$162,461	$161,635	$–	$–	$–
339,000	SLM Corp Medium Term NTS		343,129	329,566	–	–	–
37,732	CWMBS Inc		37,767	37,632	–	–	–
284,344	Fed Hm Ln Pc Pool 1B1793		287,721	284,024	–	–	–
288,276	Fed Hm Ln Pc Pool 1B2023		291,519	287,632	–	–	–
344,792	Fed Hm Ln Pc Pool 847375		354,058	345,960	–	–	–
399,183	Fed Hm Ln Pc Pool 847527		397,686	400,980	–	–	–
158,816	Fed Hm Ln Pc Pool M80739		163,530	159,634	–	–	–
284,838	Federal Home Ln Mtg Corp		286,529	284,934	–	–	–
468,246	Federal Home Ln Mtg Corp		473,148	470,382	–	–	–
466,238	Federal Home Ln Mtg Corp		467,185	468,387	–	–	–
85,407	Federal Home Ln Mtg Corp		86,648	85,486	–	–	–
20,498	Federal Home Ln Mtg Corp		20,690	20,461	–	–	–
85,835	Fed Hm Ln Pc Pool 780369		86,774	87,140	–	–	–
367,966	Fed Hm Ln Pc Pool 420045		372,336	367,159	–	–	–
250,111	Fed Hm Ln Pc Pool 780967		249,173	250,824	–	–	–
373,206	Federal Natl Mtg Assn		378,046	375,960	–	–	–
323,011	Federal Home Ln Mtg Corp		323,163	321,462	–	–	–
151,189	Federal Home Ln Mtg Corp		151,661	150,912	–	–	–
644,147	Federal Home Ln Mtg Corp		641,191	639,877	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

355,269	Federal Home Ln Mtg Corp		$354,047	$353,345	$–	$–	$–
60,625	Federal Home Ln Mtg Corp Multi		61,250	59,883	–	–	–
135,362	Federal Home Ln Mtg Corp		136,335	134,440	–	–	–
116,973	Federal Home Ln Mtg Corp		117,485	115,796	–	–	–
27,255	Federal Home Ln Mtg Corp		27,715	27,017	–	–	–
183,951	Federal Home Ln Mtg Corp		184,612	182,899	–	–	–
554,887	Federal Home Ln Mtg Corp		539,107	533,980	–	–	–
325,867	Federal Home Ln Mtg Corp		323,728	320,791	–	–	–
197,139	Federal Home Ln Mtg Corp		197,640	196,459	–	–	–
30,798	Federal Home Ln Mtg Corp		31,001	30,704	–	–	–
84,502	Federal Home Ln Mtg Corp		84,225	84,234	–	–	–
200,859	Federal Home Ln Mtg Corp		202,962	198,124	–	–	–
402,803	Federal Home Ln Mtg Corp		400,286	398,013	–	–	–
52,164	Federal Home Ln Mtg Corp		51,642	51,952	–	–	–
200,340	Federal Home Ln Mtg Corp		205,035	198,841	–	–	–
475,000	Federal Home Ln Mtg Corp		466,613	467,758	–	–	–
600,000	Federal Home Ln Mtg Corp		589,125	589,498	–	–	–
255,273	Federal Home Ln Mtg Corp		251,842	253,798	–	–	–
503,877	Federal Home Ln Mtg Corp Multi		503,877	499,901	–	–	–
512,498	Federal Home Ln Mtg Corp		498,164	498,323	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

601,199	Federal Home Ln Mtg Corp		$591,054	$592,145	$–	$–	$–
151,307	Federal Home Ln Mtg Corp		152,678	151,256	–	–	–
121,796	Federal Natl Mtg Assn Gtd		122,253	121,290	–	–	–
135,566	FNMA Pool 066181		136,413	135,190	–	–	–
261,531	FNMA Pool 142407		267,742	262,323	–	–	–
225,523	FNMA Pool 198164		229,469	223,042	–	–	–
318,477	FNMA Pool 338457		317,432	318,402	–	–	–
136,644	FNMA Pool 594233		140,529	139,495	–	–	–
130,242	FNMA Pool 604921		133,946	130,900	–	–	–
184,815	FNMA Pool 609912		190,475	186,171	–	–	–
567,449	FNMA Pool 657210		570,020	578,229	–	–	–
145,778	FNMA Pool 6665084		150,562	148,277	–	–	–
184,518	Federal Natl Mtg Assn Gtd		188,208	184,961	–	–	–
388,060	Federal Natl Mtg Assn		388,666	383,813	–	–	–
279,085	Federal Natl Mtg Assn		277,516	275,652	–	–	–
390,720	Federal Natl Mtg Assn		389,865	388,221	–	–	–
443,096	Federal Natl Mtg Assn		441,988	438,332	–	–	–
234,806	Federal Natl Mtg Assn		232,971	231,100	–	–	–
477,228	Federal Natl Mtg Assn		479,241	477,735	–	–	–
218,172	Federal Natl Mtg Assn Remic		221,990	218,314	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

596,283	FNMA Remic Trust		$592,090	$587,952	$–	$–	$–
964,664	FNMA Remic Trust		965,482	965,944	–	–	–
253,767	Federal Natl Mtg Assn Gtd		254,402	252,398	–	–	–
192,610	Federal Natl Mortgage Assoc		193,536	190,573	–	–	–
673,263	Federal Natl Mtg Assn		655,169	660,344	–	–	–
435,000	Federal Natl Mtg Assn Gtd Remi		432,213	429,614	–	–	–
405,143	Federal Natl Mtg Assn		391,596	397,179	–	–	–
317,554	Federal Natl Mtg Assn		315,570	312,667	–	–	–
440,724	Federal Natl Mtg Assn		439,347	440,315	–	–	–
377,801	Fed Ntl Mtg Assn Gtd Remic Pas		378,509	378,032	–	–	–
381,662	Federal Natl Mtg Assn		383,690	383,947	–	–	–
63,751	FNMA Pool 711466		64,707	65,611	–	–	–
187,130	FNMA Pool 723661		190,143	189,919	–	–	–
139,974	FNMA Pool 725054		144,129	142,485	–	–	–
183,470	FNMA Pool 725741		187,828	185,184	–	–	–
401,454	FNMA Pool 735785		403,085	402,550	–	–	–
395,855	FNMA Pool 745481		398,205	400,874	–	–	–
83,853	FNMA Pool 763194		86,657	85,456	–	–	–
328,813	Government Natl Mtg Assn Gtd		328,659	324,040	–	–	–
562,562	Government Natl Mtg Assn Gtd		565,023	561,255	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

410,499	General Natl Mtg Assn		$398,954	$400,123	$–	$–	$–
270,712	General Natl Mtg Assn		263,944	262,550	–	–	–
257,522	Government Natl Mtg Assn Gtd		254,866	254,706	–	–	–
179,014	Nationslink Fdg Corp		182,930	179,705	–	–	–
6,843,873	State Street Bank & Trust Co		6,843,873	6,843,873	–	–	–
235,000	Suntrust Bk Atlanta GA		235,000	235,000	–	–	–
475,000	Deutsche Bk Ag		475,000	475,000	–	–	–
1,750,000	HSBC Bk USA Instl		1,750,000	1,750,000	–	–	–
410,000	Federal Natl Mtg Assn		401,355	412,344	–	–	–
2,175,000	Federal Natl Mtg Assn Mtn		2,152,091	2,170,324	–	–	–
955,062	Small Business Admin Partn Ctf		955,062	929,696	–	–	–
1,975,000	BMW Veh Owner Tr 2006 A		1,974,967	1,973,149	–	–	–
1,425,000	Ford Cr Auto Owner Tr		1,418,821	1,422,106	–	–	–
1,900,000	Ford Cr Auto Owner Tr		1,899,636	1,899,407	–	–	–
2,175,000	Citibank Cr Card Issuance Tr		2,170,389	2,108,051	–	–	–
1,725,000	MBNA Cr Card Master Nt Tr		1,723,539	1,712,602	–	–	–
759,357	Ace Secs Corp Home Equity Ln T		759,446	759,357	–	–	–
1,117,762	Ameriquest Mtg Secs Inc		1,120,556	1,119,683	–	–	–
2,150,000	BA Cr Card Tr		2,149,947	2,125,477	–	–	–
568,708	CWABS Inc		568,708	568,797	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,625,000	Chase Issuance Tr		$1,624,716	$1,599,102	$–	$–	$–
2,000,000	Citibank Cr Card Issuance Tr		1,999,440	1,997,500	–	–	–
1,925,000	Citibank Cr Card Issuance Tr		1,923,903	1,898,832	–	–	–
1,700,000	Citibank Cr Card Issuance Tr		1,699,524	1,691,500	–	–	–
615,524	Massachusetts Rrb Spl Purp Tr		624,134	619,275	–	–	–
179,031	Money Store SBA Loan Backed Tr		179,002	177,898	–	–	–
106,386	Money Store Buis Ln Bckd Ctfs		106,386	106,505	–	–	–
662,055	Morgan Stanley Abs Cap I		662,158	662,158	–	–	–
616,655	Peco Energy Trans Tr		643,368	617,441	–	–	–
1,080,854	Residential Asset Mtg Prods		1,080,854	1,081,023	–	–	–
318,245	Residential Asset Mtg Prods		318,245	318,245	–	–	–
717,922	SLM Student Ln Tr		717,922	718,034	–	–	–
1,675,000	SLM Student Ln Tr		1,675,000	1,675,524	–	–	–
590,653	Structured Asset Secs Corp		564,756	544,139	–	–	–
847,058	Structured Asset Secs Corp		841,929	776,726	–	–	–
1,500,000	Wachovia Auto Owner Trust		1,499,952	1,500,000	–	–	–
1,619,711	Wells Fargo Tr		1,585,229	1,583,278	–	–	–
1,275,000	Banc Amer Coml Mtg Inc		1,316,438	1,284,102	–	–	–
1,835,000	Banc Amer Coml Mtg Inc		1,832,420	1,822,323	–	–	–
65,869	Capco Amer Securitization Corp		66,366	65,807	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,367,589	Comm		$1,471,334	$1,436,226	$–	$–	$–
669,786	Commerical Mtg Accep Corp		700,188	672,339	–	–	–
1,255,000	Credit Suisse First Boston Mtg		1,300,690	1,316,166	–	–	–
1,280,000	Credit Suisse First Boston Mtg		1,267,700	1,297,084	–	–	–
1,440,000	Credit Suise First Boston Mtg		1,410,750	1,431,160	–	–	–
1,540,000	Credit Suisse First Boston Mtg		1,541,444	1,511,794	–	–	–
854,863	DLJ Coml Mtg Corp		965,026	898,901	–	–	–
1,750,000	First Un Natl Bk Coml Mtg Tr		1,890,137	1,821,777	–	–	–
1,640,488	First Un Natl Bk Chase		1,760,962	1,677,741	–	–	–
518,840	GMAC Coml Mtg Sec Inc		596,058	534,199	–	–	–
846,045	GMAC Coml Mtg Sec Inc		946,579	877,964	–	–	–
995,094	GMAC Coml Mtg Sec Inc		1,142,648	1,053,247	–	–	–
880,000	GMAC Coml Mtg Sec Inc		1,003,406	928,196	–	–	–
1,384,244	GS Mtg Secs Corp II		1,469,570	1,391,390	–	–	–
1,425,379	J P Morgan Chase Coml Mtg Secs		1,593,918	1,469,455	–	–	–
1,210,000	J P Morgan Chase Coml Mtg Secs		1,277,921	1,237,999	–	–	–
1,050,000	J P Morgan Chase Coml Mtg Secs		1,140,357	1,099,996	–	–	–
44,876	LB Coml Conduit Mtg Tr		48,900	44,966	–	–	–
1,085,000	LN Coml Conduit Mtg Tr		1,243,130	1,128,761	–	–	–
1,030,000	LB UBS Coml Mtg Tr		1,056,917	1,005,225	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

2,475,000	Federal National Mortgage Asso		$550,301	$591,575	$–	$–	$–
1,122,779	Banc Of America Comm Mtg Inc		1,246,373	1,166,061	–	–	–
1,180,000	Banc Amer Coml Mtg Inc		1,151,238	1,138,859	–	–	–
424,960	Banc Amer Alternative Ln Tr		428,346	418,926	–	–	–
537,407	Banc Amer Alternative Ln Tr		537,743	524,946	–	–	–
1,497,706	Bear Stearns Arm Tr		1,486,474	1,463,202	–	–	–
997,101	Bear Stearns Alt A Tr		997,101	999,731	–	–	–
22,767	CWABS Inc		22,767	22,765	–	–	–
339,434	CWMBS Inc		339,434	339,842	–	–	–
371,346	Citigroup Coml Mtg Tr		370,012	364,624	–	–	–
1,525,000	Daimlerchrysler Auto Tr		1,524,788	1,526,191	–	–	–
26,600,194	GS Mtg Secs Corp II		1,240,650	460,037	–	–	–
575,000	GS Mtg Secs Corp II		580,711	552,910	–	–	–
1,060,000	GS Mtg Secs Tr		1,065,300	1,074,623	–	–	–
375,000	Greenwich Cap Coml Fdg Corp		376,863	369,629	–	–	–
1,939,508	J P Morgan Mtg Tr		1,886,384	1,896,412	–	–	–
1,130,000	LB UBS		1,134,739	1,130,599	–	–	–
1,439,536	LB UBS Coml Mtg Tr		1,410,295	1,387,735	–	–	–
1,160,000	Morgan Stanley Cap I Tr		1,166,297	1,156,794	–	–	–
1,224,447	Opteum Mtg Accep Corp		1,224,202	1,224,542	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

311,593	Structured Adj Rate Mtg Ln Tr		$311,155	$311,934	$–	$–	$–
863,941	Structured Asset Investment Lo		863,941	863,941	–	–	–
1,530,000	Teachers Ins & Annuity Assn Am		1,581,757	1,574,663	–	–	–
1,975,000	USAA Auto Owner Tr		1,974,979	1,976,853	–	–	–
1,100,000	Wachovia Bk Coml Mtg Tr		1,105,498	1,115,279	–	–	–
1,275,000	Wachovia Bk Coml Mtg Tr		1,281,307	1,267,977	–	–	–
250,000	American Elec Pwr Inc		251,835	248,693	–	–	–
325,000	DTE Energy Co		330,272	325,030	–	–	–
95,000	Dominion Res Inc Del		110,794	104,246	–	–	–
25,000	Dominion Res Inc Del		24,888	24,818	–	–	–
550,000	Nisource Fin Corp		550,000	550,165	–	–	–
570,000	Oneok Inc New		573,317	569,540	–	–	–
325,000	SP Powerassets Ltd Global		324,854	314,943	–	–	–
575,000	Scottish Power Plc		575,227	565,105	–	–	–
355,000	Virginia Elec & Pwr Co Mtn		389,254	357,542	–	–	–
45,000	ASIF Global Fing XXIII		45,522	43,864	–	–	–
325,000	Allstate Finl Global Fdg LLC		331,279	325,025	–	–	–
220,000	Archstone Smith Tr		219,347	219,275	–	–	–
280,000	ASIF Global Fing XVIII		279,644	275,975	–	–	–
50,000	BAC Cap Tr XI		49,926	53,839	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

210,000	Bank Of America		$245,659	$225,611	$–	$–	$–
500,000	Bank Amer Corp		498,183	488,464	–	–	–
250,000	Bank New York N Y		248,598	246,029	–	–	–
200,000	Bank One N A Chicago IL Mtn		199,556	196,752	–	–	–
525,000	Bear Stearns Cos Inc		502,677	503,112	–	–	–
610,000	Berkshire Hathaway Fin Corp		609,231	591,089	–	–	–
675,000	Chubb Corp		679,259	672,075	–	–	–
440,000	Citigroup Inc		481,061	448,914	–	–	–
185,000	Citigroup Inc		190,321	181,653	–	–	–
995,000	Citigroup Inc		987,433	963,004	–	–	–
390,000	Citicorp Mtg Secs Inc		390,371	398,096	–	–	–
1,095,000	Eksportfinans A Sa Mtn		1,091,857	1,075,272	–	–	–
700,000	General Elec Cap Corp Mtn		699,587	692,254	–	–	–
150,000	General Elec Cap Corp Mtn		149,852	148,550	–	–	–
590,000	General Elec Cap Corp Mtn		577,291	566,100	–	–	–
2,015,000	General Elec Cap Corp Mtn		2,014,704	2,017,639	–	–	–
835,000	General Elec Cap Corp Mtn		835,785	824,442	–	–	–
535,000	General Elec Cap Corp Mtn		533,898	529,438	–	–	–
75,000	Household Fin Corp		83,326	75,032	–	–	–
875,000	Landeskreditbank Baden		873,443	851,828	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

450,000	Lehman Brothers Hldgs Inc		$449,384	$452,654	$–	$–	$–
450,000	Lehman Brothers Hldgs Inc		448,691	457,749	–	–	–
350,000	Massmutual Global Fgd II Mtn		335,776	335,426	–	–	–
190,000	Metropolitan Life Global Mtn		189,905	185,405	–	–	–
350,000	Morgan J P & Co Inc		359,765	362,648	–	–	–
100,000	Morgan Stanley Group Inc		106,957	105,225	–	–	–
1,990,000	Morgan Stanley Group Inc		1,990,000	1,991,087	–	–	–
200,000	Morgan Stanley		199,596	202,116	–	–	–
415,000	Morgan Stanley		413,509	410,385	–	–	–
500,000	Nationwide Bldg Soc Mt Sr 144A		499,145	494,217	–	–	–
470,000	New York Life Global Fdg Mtn		476,345	459,067	–	–	–
195,000	Principal Life Global Fdg I Gl		194,571	190,256	–	–	–
750,000	Prudential Fdg Corp Mtn 144A		749,130	760,970	–	–	–
200,000	Salomon Inc		222,584	202,709	–	–	–
320,000	Suntrust Bks Inc		319,446	315,753	–	–	–
215,000	Suntrust Bks Inc		216,950	210,449	–	–	–
135,000	TIAA Global Mkts Inc		133,983	132,821	–	–	–
375,000	US Bk Natl Assn Cincinnati		368,344	374,234	–	–	–
605,000	US Bk Natl Assn Cincinnati OH		606,095	601,598	–	–	–
475,000	U S Cent Cr Un		469,617	459,297	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

35,000	U S Bancorp Mtn Bk Ent		$34,978	$34,699	$–	$–	$–
10,000	Wachovia Bk Natl Assn Medium		9,971	9,872	–	–	–
150,000	Wells Fargo & Co New		147,546	145,868	–	–	–
490,000	Wells Fargo & Co New		489,069	480,786	–	–	–
180,000	Wells Fargo & Co New		179,905	177,836	–	–	–
10,000	AOL Time Warner Inc		10,986	10,448	–	–	–
800,000	AT&T Broadband Corp		959,375	910,925	–	–	–
460,000	Abbott Labs		459,701	466,780	–	–	–
500,000	Anadarko Pete Corp		497,885	499,302	–	–	–
425,000	Cable & Wireless Optus Fin		420,580	458,229	–	–	–
245,000	Comcast Cable Communications		266,611	255,968	–	–	–
700,000	Daimlerchrysler Nth Amer Hldg		695,079	697,500	–	–	–
275,000	Daimler Chrysler North Amer Hl		276,045	272,173	–	–	–
90,000	Federated Dept Stores Inc Del		97,294	91,194	–	–	–
550,000	Federated Retail Hldgs Inc		549,626	547,968	–	–	–
275,000	Halliburton Co		281,353	276,781	–	–	–
475,000	Jones Intercable Inc		529,896	487,528	–	–	–
270,000	Merck & Co Inc		263,488	268,206	–	–	–
950,000	Oracle Corp / Ozark Hldg Inc		946,552	937,403	–	–	–
15,000	SBC Communications Inc		15,990	15,284	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

205,000	TCI Communications Inc		$263,310	$239,672	$–	$–	$–
50,000	Tele Communications Inc		57,732	54,893	–	–	–
65,000	Telefonica Europe Bv		77,381	69,721	–	–	–
145,000	Turner Broadcasting Sys Inc		133,400	165,598	–	–	–
415,000	Tyco Intl Group S A		428,530	433,360	–	–	–
325,000	Union Pac Corp		341,036	329,393	–	–	–
700,000	United Health Group Inc		698,880	695,574	–	–	–
765,000	Verizon New Jersey Inc		831,616	769,897	–	–	–
675,000	Vodafone Airtouch Plc		770,960	719,326	–	–	–
30,000	Vodafone Group Plc		29,303	28,871	–	–	–
475,000	Wellpoint Inc		474,207	468,193	–	–	–
600,000	SBC Communications Inc		597,443	596,730	–	–	–
900,000	Vodafone Group Plc New		899,298	900,092	–	–	–
(800,000)	FHLMC TBA Jan 15 Gold Single		(776,938)	(770,875)	–	–	–
5,300,000	FHLMC TBA Jan 15 Gold Single		5,238,512	5,205,594	–	–	–
5,000,000	FHLMC TBA Jan 30 Gold Single		4,896,875	4,824,219	–	–	–
1,000,000	FHLMC TBA Jan 30 Gold Single		997,266	988,828	–	–	–
1,000,000	FHLMC TBA Jan 30 Gold Single		1,012,031	1,007,188	–	–	–
8,812	Fed Hm Ln Pc Pool E75562		8,959	8,928	–	–	–
16,102	Fed Hm Ln Pc Pool E75957		16,371	16,315	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

10,514	Fed Hm Ln Pc Pool E7599		$10,690	$10,654	$–	$–	$–
25,593	Fed Hm Ln Pc Pool E76081		26,021	25,932	–	–	–
7,349	Fed Hm Ln Pc Pool E76089		7,472	7,447	–	–	–
2,735	Fed Hm Ln Pc Pool E84024		2,721	2,776	–	–	–
211,574	Fed Hm Ln Pc Pool E88189		219,706	214,772	–	–	–
220,473	Fed Hm Ln Pc Pool E89360		228,947	223,668	–	–	–
69,515	Fed Hm Ln Pc Pool E90215		72,187	70,523	–	–	–
262,604	Fed Hm Ln Pc Pool E90239		267,835	266,574	–	–	–
39,779	Fed Hm Ln Pc Pool E90563		41,308	40,355	–	–	–
217,779	Fed Hm Ln Pc Pool E92215		224,338	218,068	–	–	–
12,288	Fed Hm Ln Pc Pool E73202		12,012	12,330	–	–	–
183,728	Fed Hm Ln Pc Pool E73259		179,594	184,384	–	–	–
49,706	Fed Hm Ln Pc Pool E95510		51,027	49,772	–	–	–
44,495	Fed Hm Ln Pc Pool E98590		45,273	42,975	–	–	–
894,897	Fed Hm Ln Pc Pool 1B1580		912,900	875,564	–	–	–
384,049	Fed Hm Ln Pc Pool G18047		379,128	370,337	–	–	–
1,551,760	Fed Hm Ln Pc Pool 1L1302		1,540,849	1,546,814	–	–	–
42,361	Fed Hm Ln Pc Pool G01324		44,432	43,787	–	–	–
171,469	Fed Hm Ln Pc Pool G01391		179,788	177,028	–	–	–
203,408	Fed Hm Ln Pc Pool G01564		210,202	205,919	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

249,542	Fed Hm Ln Pc Pool G11720		$245,955	$240,633	$–	$–	$–
477,087	Fed Hm Ln Pc Pool G11742		480,591	468,999	–	–	–
168,459	Fed Hm Ln Pc Pool C66817		177,408	173,710	–	–	–
55,806	Fed Hm Ln Pc Pool C67714		58,514	57,546	–	–	–
294,948	Fed Hm Ln Pc Pool C00665		300,017	299,142	–	–	–
251,797	Fed Hm Ln Pc Pool C00680		256,125	255,377	–	–	–
546,156	Fed Hm Ln Pc Pool C01598		534,892	528,470	–	–	–
75,189	Fed Hm Ln Pc Pool E01157		77,045	76,279	–	–	–
172,435	Fed Hm Ln Pc Pool E01606		167,356	166,440	–	–	–
161,031	Fed Hm Ln Pc Pool E01641		159,170	155,433	–	–	–
534,736	Fed Hm Ln Pc Pool B13801		518,987	516,146	–	–	–
321,658	Fed Hm Ln Pc Pool B13870		312,184	310,475	–	–	–
375,701	Fed Hm Ln Pc Pool B15067		364,635	362,639	–	–	–
289,378	Fed Hm Ln Pc Pool B17445		285,783	279,046	–	–	–
90,874	Fed Hm Ln Pc Pool B17949		89,653	87,629	–	–	–
770,112	Fed Hm Ln Pc Pool 781523		739,548	746,590	–	–	–
1,352,504	Federal Home Ln Mtg Corp		1,324,186	1,323,995	–	–	–
1,409,750	Federal Home Ln Mtg Corp		1,469,003	1,409,209	–	–	–
1,017,695	Federal Home Ln Mtg Corp		1,055,859	1,017,761	–	–	–
1,350,000	GHLMC		1,322,947	1,296,421	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

2,212,480	Federal Home Ln Mtg Corp		$2,220,777	$2,215,359	$–	$–	$–
4,004,196	Federal Home Ln Mtg Corp		3,970,724	3,986,579	–	–	–
1,000,000	FNMA TBA Jan 15 Single Fam		971,875	964,453	–	–	–
1,100,000	FNMA TBA Jan 30 Single Fam		1,044,484	1,030,219	–	–	–
(1,000,000)	FNMA TBA Jan 30 Single Fam		(977,422)	(965,313)	–	–	–
14,600,000	FNMA TBA Jan 15 Single Fam		14,665,039	14,595,438	–	–	–
(13,000,000)	FNMA TBA Jan 30 Single Fam		(12,904,063)	(12,848,672)	–	–	–
5,000,000	FNMA TBA Jan 30 Single Fam		4,969,844	4,941,797	–	–	–
2,000,000	FNMA TBA Jan 15 Single Fam		2,036,055	2,027,500	–	–	–
9,000,000	FNMA TBA Jan 30 Single Fam		9,095,625	9,060,469	–	–	–
1,700,000	FNMA TBA Jan 30 Single Fam		1,735,328	1,731,742	–	–	–
1,774,946	Federal Natl Mtg Assn		454,969	406,019	–	–	–
2,188,631	Federal Natl Mtg Assn		534,505	515,696	–	–	–
2,222,179	Federal Natl Mtg Assn		546,170	522,906	–	–	–
31,790	FNMA Pool 124676		31,586	31,954	–	–	–
52,272	FNMA Pool 252342		48,752	53,688	–	–	–
132,202	FNMA Pool 254371		135,486	132,584	–	–	–
564,400	FNMA Pool 254402		584,044	566,032	–	–	–
541,630	FNMA Pool 254836		530,459	514,570	–	–	–
231,431	FNMA Pool 255225		233,456	229,045	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

193,174	FNMA Pool 256394		$196,706	$196,834	$–	$–	$–
4,461	FNMA Pool 294334		4,414	4,503	–	–	–
5,945	FNMA Pool 300809		5,882	6,058	–	–	–
93,111	FNMA Pool 303906		92,122	94,841	–	–	–
43,980	FNMA Pool 323331		44,866	45,000	–	–	–
5,583	FNMA Pool 325041		5,523	5,684	–	–	–
3,195	FNMA Pool 327130		3,162	3,250	–	–	–
375,807	FNMA Pool 357327		376,453	370,669	–	–	–
34,644	FNMA Pool 449769		33,453	35,121	–	–	–
80,927	FNMA Pool 480538		77,564	81,107	–	–	–
18,974	FNMA Pool 516232		19,427	19,087	–	–	–
692	FNMA Pool 518113		710	717	–	–	–
50,436	FNMA Pool 535685		53,699	51,607	–	–	–
3,556	FNMA Pool 540042		3,509	3,685	–	–	–
51,650	FNMA Pool 545556		54,366	53,349	–	–	–
48,242	FNMA Pool 545762		50,573	49,367	–	–	–
283,052	FNMA Pool 545899		290,969	283,871	–	–	–
1,844	FNMA Pool 547432		1,820	1,911	–	–	–
32,709	FNMA Pool 555010		34,825	33,448	–	–	–
2,873,975	FNMA Pool 555531		2,852,870	2,847,930	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,335,075	FNMA Pool 555745		$1,299,404	$1,290,642	$–	$–	$–
357,534	FNMA Pool 555880		364,489	354,294	–	–	–
305,195	FNMA Pool 619195		324,937	312,276	–	–	–
261,453	FNMA Pool 625178		268,766	262,209	–	–	–
61,455	FNMA Pool 633410		61,359	62,888	–	–	–
130,217	FNMA Pool 637870		138,640	133,157	–	–	–
21,733	FNMA Pool 641781		21,689	21,796	–	–	–
3,063	FNMA Pool 643858		3,063	3,135	–	–	–
75,855	FNMA Pool 657776		80,596	77,568	–	–	–
274,205	FNMA Pool 673488		281,875	274,827	–	–	–
288,934	Federal Natl Mtg Assn		263,653	266,925	–	–	–
700,212	Federal Natl Mtg Assn		701,032	685,534	–	–	–
861,205	Federal Natl Mtg Assn		888,925	860,264	–	–	–
1,256,648	Federal Natl Mtg Assn		1,285,119	1,251,702	–	–	–
795,986	Federal Natl Mtg Assn		820,861	794,599	–	–	–
1,345,178	Federal Natl Mtg Assn Gtd Remi		1,335,510	1,329,925	–	–	–
77,443	FNMA Pool 684248		79,609	77,618	–	–	–
48,870	FNMA Pool 685106		50,237	48,927	–	–	–
304,153	FNMA Pool 695861		312,660	304,842	–	–	–
1,212,798	FNMA Pool 725162		1,238,333	1,224,168	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

2,255,411	FNMA Pool 725206		$2,264,574	$2,234,971	$–	$–	$–
967,888	FNMA Pool 725519		965,242	970,081	–	–	–
1,878,279	FNMA Pool 725709		1,728,311	1,771,893	–	–	–
1,491,035	FNMA Pool 725946		1,472,863	1,475,659	–	–	–
414,875	FNMA Pool 731512		412,282	408,944	–	–	–
486,072	FNMA Pool 735611		497,958	487,173	–	–	–
2,723,400	FNMA Pool 735649		2,731,166	2,752,336	–	–	–
3,555,970	FNMA Pool 735989		3,555,970	3,523,744	–	–	–
1,263,591	FNMA Pool 737493		1,218,181	1,232,738	–	–	–
1,729,574	FNMA Pool 745140		1,672,552	1,671,133	–	–	–
966,167	FNMA Pool 745193		963,525	968,356	–	–	–
2,755,167	FNMA Pool 745412		2,711,579	2,726,754	–	–	–
1,673,752	FNMA Pool 745734		1,618,374	1,649,822	–	–	–
1,037,394	FNMA Pool 745813		1,018,267	1,021,915	–	–	–
2,463,405	FNMA Pool 745832		2,483,420	2,501,030	–	–	–
631,140	FNMA Pool 746280		613,895	610,135	–	–	–
842,600	FNMA Pool 748088		806,789	820,286	–	–	–
33,315	FNMA Pool 751726		34,475	33,391	–	–	–
29,417	FNMA Pool 754198		30,441	29,484	–	–	–
174,618	FNMA Pool 766088		171,781	172,818	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,070,674	FNMA Pool 766924		$1,082,009	$1,050,901	$–	$–	$–
189,279	FNMA Pool 779270		186,056	187,327	–	–	–
257,058	FNMA Pool 828346		249,467	248,292	–	–	–
986,120	FNMA Pool 831735		1,002,068	1,004,803	–	–	–
928,594	FNMA Pool 893628		945,570	946,186	–	–	–
1,000,000	GNMA II TBA Jan 30 Single Fam		1,014,453	1,014,453	–	–	–
11,025	GNMA Pool 599756		11,671	11,403	–	–	–
210,960	GNMA Pool 604791		214,273	210,441	–	–	–
85,734	GNMA Pool 569326		88,708	87,265	–	–	–
3,274	GNMA Pool 445964		3,383	3,339	–	–	–
12,210	GNMA Pool 552620		12,924	12,648	–	–	–
8,375	GNMA Pool 781328		8,866	8,686	–	–	–
1,856	GNMA Pool 781548		1,956	1,923	–	–	–
115,425	GNMA Pool 781584		122,038	119,709	–	–	–
198,209	GS Mtg Secs Corp		198,209	198,457	–	–	–
30,953	Small Business Admin Partn Ctf		30,953	31,234	–	–	–
950,000	Port Auth NY NJ		949,098	937,175	–	–	–
290,000	Sales Tax Asset Receivable 290000		290,000	282,428	–	–	–
510,000	Texas St Pub Fin Auth Rev		508,118	505,048	–	–	–
455,000	Wisconsin St Gen Rev		453,444	444,544	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

1,303,407	United States Treas Bds		$1,252,197	$1,225,814	$–	$–	$–
30,000	United States Treas Bds		29,109	28,542	–	–	–
1,418,935	United States Treas Nts		1,438,539	1,429,737	–	–	–
2,350,000	United States Treas Nts		2,336,588	2,334,945	–	–	–
1,495,000	United States Tres Bd Strp Prn		665,590	719,747	–	–	–
385,000	Canadian Natl Ry Co		382,840	376,231	–	–	–
35,000	Encana Hldgs Fin Corp		36,491	35,072	–	–	–
325,000	Barclays Bk Plc		374,439	350,997	–	–	–
1,300,000	Depfa Acs Bk		1,297,998	1,265,205	–	–	–
305,000	HBOS Plc Medium Term Sr Nts		306,348	297,292	–	–	–
1,530,000	HBOS Treas Svca Plc Covrd Bd		1,529,204	1,525,821	–	–	–
1,500,000	Swedish Expt Cr Corp		1,498,935	1,474,116	–	–	–
240,000	Telecom Italia Cap		243,914	228,654	–	–	–
250,000	Telecom Italia Cap		223,978	232,627	–	–	–
500,000	Telefonica Emisiones S A U		500,000	515,878	–	–	–
42	(US Treas Notes 10 yr Feb07 106 Put)		23,702	23,702	–	–	–

	Cash on deposit with bankers		–	645,471	–	–	–
	Accrued interest receivable		–	4,164,951	–	–	–
	Other receivables		–	8,646	–	–	–

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

Face Amount		Contract
Amount or		Issuer		Investments	Wrapper	Adjustment
Number of	Identity of Issue and	Moody’s/		at Fair	Contract at	to Contract	Contract
Shares/Units	Description of Investment	S&P Rating	Cost	Value	Fair Value	Value	Value

SYNTHETIC GUARANTEED INVESTMENT CONTRACTS (continued)

	Receivable for investment securities sold		$–	$28,314,865	$–	$–	$–
	Payable for investment securities purchased		–	(65,630,786)	–	–	–
	Other payables		–	(141,052)	–	–	–
	TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		618,896,528	580,453,645	464,363	752,029	581,670,037

COMMON STOCK

48,982,032	*Target Corporation		1,249,977,414	2,794,424,926	–	–	–

PARTICIPANT LOANS

66,369,562	Participant loans, interest rates ranging from 4.99% - 10.52%		66,369,562	66,369,562	–	–	–
	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR		$3,034,284,908	$4,859,089,322	$464,363	$752,029	$581,670,037

*Indicates a party in interest to the Plan.

Target Corporation 401(k) Plan

EIN: 41-0215170

Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2006

					Current Value
		Purchase	Selling	Cost of	of Asset on
Identity of Party Involved	Description of Asset	Price	Price	Asset	Transaction Date	Net Gain

Category (iii) – Series of transactions in excess of 5% of plan assets

Wells Fargo Bank	Stable Value Fund	$498,138,530	$–	$498,138,530	$498,138,530	$–
Wells Fargo Bank	Stable Value Fund	–	483,008,816	480,627,429	483,008,816	2,381,387

Target Corporation*	Common Stock	723,239,933	–	723,239,933	723,239,933	–
Target Corporation*	Common Stock	–	971,049,889	768,130,161	971,049,889	202,919,728

There were no category (i), (ii), or (iv) transactions for the year ended December 31, 2006.

*Includes both nonparticipant- and participant-directed transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TARGET CORPORATION 401(K) PLAN
Date: June 22, 2007
	By	/s/ Douglas A. Scovanner
Douglas A. Scovanner
Chief Financial Officer,
On behalf of Target Corporation as Plan Administrator